Exhibit 23.1

KPMG en Perú Torre KPMG. Av. Javier Prado Este 444, Piso 27 San Isidro. Lima 27, Perú	Teléfono 51 (1) 611 3000 Internet www.kpmg.com/pe

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 13, 2024, with respect to the consolidated financial statements of Auna S.A. and subsidiaries, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Emmerich, Córdova y Asociados S. Civil de R.L.

Emmerich, Córdova y Asociados S. Civil de R.L.

Lima, Peru

March 14, 2024

Emmerich, Córdova y Asociados S. Civil de R. L., sociedad civil de responsabilidad limitada peruana y firma miembro de la organización global KPMG de firmas miembro independientes afiliadas a KPMG International Limited, una compañía privada inglesa limitada por garantía.Todos los derechos reservados.	Inscrita en la partida N° 01681796 del Registro de Personas Jurídicas de Lima.